SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: December 17, 2004

GOLDCORP INC.
(Registrant's Name)

145 King Street West, Suite 2700
Toronto, Ontario MSH 1J8
CANADA
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES ,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

By:	/s/	R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Vice President, Legal

Date: December 17, 2004